
02005997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
FEB 25 2002
535

NAME OF BROKER-DEALER:

Rittenhouse Trust Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Radnor Corporate Center, Suite 450
(No. and Street)

Radnor	Pennsylvania	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Rovner 610-995-8721
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

Two Commerce Square, Suite 1700, 2001 Market Street	Philadelphia,	PA	19103
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Binney H.C. Wietlisbach, swear (or affirm) that, to tl best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm (Rittenhouse Trust Securities, Inc., as (December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the compai nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that (a customer, except as follows:

Notarial Seal
Cynthia A. Zickel, Notary Public
Radnor Twp., Delaware County
My Commission Expires Aug. 22, 2002
Member, Pennsylvania Association of Notaries

Notary Public

Signature

President

Title

Sworn to and subscribed before me this 14th day of February 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietor's Capital~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of cor solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rittenhouse Trust Securities, Inc.

(a wholly-owned subsidiary of The Rittenhouse Trust Company)

Statement of Financial Condition

December 31, 2001

Rittenhouse Trust Securities, Inc.
(a wholly-owned subsidiary of The Rittenhouse Trust Company)
Index
December 31, 2001



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Stockholder of
Rittenhouse Trust Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Rittenhouse Trust Securities, Inc. (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 6, the Company has significant transactions with its parent. Because of this relationship, it is possible that the terms and results of the Company's transactions with its parent are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 15, 2002

Rittenhouse Trust Securities, Inc.

(a wholly-owned subsidiary of The Rittenhouse Trust Company)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$249,861
Brokerage commissions receivable	65,354
Furniture and equipment (net of accumulated depreciation of $39,355)	3,552
Other assets	24,513
Total assets	$343,280

Liabilities and Stockholder's Equity

Liabilities:	
Accrued expenses and other liabilities	$ 23,463
Deferred income taxes	121
Due to Parent	90,290
Total liabilities	113,874
Commitments	
Stockholder's Equity:	
Common stock, $1 par value - 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	49,900
Retained earnings	179,406
Total stockholder's equity	229,406
Total liabilities and stockholder's equity	$343,280

The accompanying notes are an integral part of these financial statements.

Rittenhouse Trust Securities, Inc.

(a wholly-owned subsidiary of The Rittenhouse Trust Company)

Notes to Financial Statements

December 31, 2001

1. Business and Organization

Rittenhouse Trust Securities, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company was incorporated in 1987 and generally provides brokerage services as the introducing broker to clients of The Rittenhouse Trust Company ("RTC"), the parent company.

All of the outstanding stock of the Company is owned by RTC, a state-chartered trust company and commercial bank under the laws of the Commonwealth of Pennsylvania.

2. Summary of Significant Accounting Policies

The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America for brokers and dealers in securities. These policies are consistently followed by the Company in the preparation of its financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statements of cash flows, the Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents in the balance sheet approximates its fair value. Included in cash and cash equivalents is an overnight repurchase agreement. At December 31, 2001, the Company entered into an overnight repurchase agreement with National Penn Bank for a principal amount of $222,089 with a 2.00% interest rate, due January 2, 2002 for total proceeds of $222,113. The overnight repurchase agreement was fully collateralized by a Government National Mortgage Association investment, with a 7.00% interest rate, market value of $222,338 and maturity date of July 15, 2029.

Fixed Assets. Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years.

3. Credit Risk Concentration

Brokerage commissions receivable of $65,354 are due from the Company's carrying broker.

4. Income Taxes

Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax liability at December 31, 2001 was due to accelerated depreciation for income tax purposes.

5. Agreement with Carrying Broker

The Company has entered into an agreement with a broker (the "carrying broker") to execute securities transactions on behalf of its customers. The Company fully discloses this arrangement to its customers. The carrying broker remits commission revenue to the Company net of fees for clearing and other services. Substantially all revenue reported by the Company for 2001 resulted from this relationship. Full payment of the receivable as of December 31, 2001 was received from the carrying broker in January 2002. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the carrying broker which result from a customer's failure to complete securities transactions as provided for in the agreement. Management believes that no provision for losses is required in the financial statements relating to these transactions.

6. Related Party Transactions

The sole stockholder of RTC receives payments for business development and other services provided to the Company.

The Company reimburses RTC for its proportionate share of office space the two companies share.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. The Company had net capital of $201,341 at December 31, 2001, which was in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.56 to 1 at December 31, 2001.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.